EXHIBIT (a)(5) (lxx)

UNITED STATES DISTRICT COURT

FOR THE

DISTRICT OF CONNECTICUT

STATE OF CONNECTICUT, ex rel.	:
Attorney General RICHARD BLUMENTHAL	:	CIVIL ACTION NO. 3-03CV1072(AWT)
Plaintiff,	:
v.	:
ORACLE CORPORATION and PEPPER	:
ACQUISITION CORP.	:
Defendants.	:	AUGUST 4, 2003

AMENDED COMPLAINT

INJUNCTIVE RELIEF SOUGHT

I. INTRODUCTION

1. This is an antitrust action brought by the State of Connecticut by and through the Attorney General of the State to obtain equitable and other relief so as to prevent the adverse effects on competition that would result from the proposed unlawful acquisition by defendants Oracle Corporation (“Oracle”) and Pepper Acquisition Corp. (“Pepper Acquisition”) of PeopleSoft, Inc. (“PeopleSoft”).

II. PARTIES

2. Plaintiff, State of Connecticut, brings this action by and through its Attorney General, Richard Blumenthal, pursuant to Section 16 of the Clayton Act, 15 U.S.C. § 26, and Conn. Gen. Stat. §§ 35-32, 35-34 and 35-44a. As sovereign and parens patriae, and in its proprietary capacity, the State of Connecticut has a strong interest in maintaining the competitive health of the State’s economy.

3. The Attorney General of the State of Connecticut is the chief civil law enforcement officer of the State, and is authorized to bring this suit on behalf of the State, its citizens and its general economy. Plaintiff State of Connecticut is a purchaser of PeopleSoft enterprise software and stands to suffer significant loss and damage from the proposed acquisition due to the resulting loss of competition in the enterprise software market; from costs incurred by software degradation of its PeopleSoft enterprise software resulting from obsolescence due to limited innovation and product development; and from costs that may be incurred in switching from its currently installed PeopleSoft enterprise software to other enterprise software.

4. Defendant Oracle is an enterprise software provider organized and existing under the laws of the State of Delaware, with its principal place of business in Redwood City, California Oracle is one of the largest providers of enterprise software products and services internationally, nationally, and within the State of Connecticut.

5. A corporation organized under the laws of the State of Delaware, defendant Pepper Acquisition is a wholly-owned subsidiary of defendant Oracle, formed for the purpose of making the tender offer for all of the common stock of Oracle’s competitor, PeopleSoft.

6. PeopleSoft is an enterprise software provider organized and existing under the laws of the State of Delaware, with its principal place of business in Pleasanton, California. PeopleSoft is a direct competitor of defendant Oracle and is a major provider of enterprise software products, internationally, nationally, and within the State of Connecticut.

III. JURISDICTION AND VENUE

7. This Court has jurisdiction over this matter pursuant to 28 U.S.C. § § 1331 and 1337(a). The plaintiff brings this action under Section 16 of the Clayton Act, as amended, 15 U.S.C. § 26 and Conn. Gen. Stat. §§ 35-32, 35-34 and 35-44a to prevent and restrain violations by defendants of Section 7 of the Clayton Act, 15 U.S.C. § 18, and Section 3 of the Connecticut Antitrust Act, Conn. Gen. Stat. § 35-26.

8. This Court has supplemental jurisdiction over the state law claim pursuant to 28 U.S.C. § 1367(a). The state law claim is so related to the federal law claim raised in this Complaint that it forms part of the same case or controversy under Article III of the United States Constitution. The issues raised by the state law claim are no more novel or complex than the federal law claim, nor do they substantially predominate over the federal law claim. Supplemental jurisdiction would avoid unnecessary duplication and multiplicity of actions, and should be exercised in the interests of judicial economy, convenience and fairness.

9. Defendant Oracle transacts business and is found within the District of Connecticut.

10. Venue is proper in the District of Connecticut under Section 12 of the Clayton Act, 15 U.S.C. § 22; 28 U.S.C. § 1391(c); and Conn. Gen. Stat. § 35-32(d).

IV. DEFINITIONS

11. “Enterprise” means a large business, governmental unit or institution generally employing ten thousand (10,000) or more employees or with an annual revenue of billions of dollars.

12. “Enterprise software” means a computer application program designed for and used by various enterprises including corporations, governmental units and agencies, educational institutions, and similar organizations for administrative, financial, customer relation or supply chain management purposes. It does not include operating systems, databases, or personal or productivity software such as word processors, spreadsheets and similar programs.

V. PROPOSED ACQUISITION

13. On or about June 9, 2003, Oracle, by and through its wholly-owned subsidiary Pepper Acquisition launched a cash tender offer to purchase all of the outstanding common stock of PeopleSoft for $16.00 per share. Oracle, on about June 18, 2003, increased this offer to $19.50 per share.

14. In its tender offer statement, Oracle announced that it seeks a majority interest in PeopleSoft and upon receiving a majority interest, Oracle will seek to merge PeopleSoft into one of Oracle’s subsidiaries.

15. In its tender offer statement, Oracle announced that upon obtaining control of PeopleSoft, Oracle intends to discontinue active sales of PeopleSoft’s products, including PeopleSoft’s enterprise software products, to new customers and to “facilitate the migration path” for PeopleSoft customers to transfer to Oracle products.

VI. INTERSTATE AND INTRASTATE COMMERCE

16. Oracle and PeopleSoft are engaged in interstate and intrastate commerce and in activities substantially affecting interstate and intrastate commerce. Oracle and PeopleSoft market and sell enterprise software services throughout the United States and Connecticut. Oracle and PeopleSoft sell their software and services to customers across state lines. Oracle’s and PeopleSoft’s sales and commercial relationships in the United States and in Connecticut, represent a regular, continuous and substantial flow of interstate and intrastate commerce, and have had a substantial effect upon interstate commerce as well as intrastate commerce.

VII. ANALYSIS OF MERGERS

17. In attempting to determine whether an acquisition may substantially tend to lessen competition, it is first necessary to identify distinct lines of commerce or product markets which are affected by the acquisition. After identifying affected product markets, the geographical areas or geographic markets in which the particular product is purchased or sold must be identified. Once the product and geographic markets are defined, market shares may be calculated for the acquiring firm, the acquired firm and other major firms in the market.

18. The Herfindahl-Hirschman Index, or HHI as it is commonly known, is a well recognized and accepted measure of market concentration. The HHI is utilized in the United States Department of Justice and Federal Trade Commission Horizontal Merger Guidelines (1992) and the National Association of Attorneys General Horizontal Merger Guidelines (1993). The HHI is computed by squaring the market share percentage of each firm competing in the defined market and then summing the resulting numbers. An industry is considered to be unconcentrated if the postmerger HHI is less than 1000 points; any industry is considered to be moderately concentrated when the postmerger HHI is between 1000 and 1800 points; and any industry is considered to be highly concentrated when the postmerger HHI exceeds 1800 points. The HHI also permits a measurement of the addition to market concentration that is brought about by an acquisition. In a moderately concentrated market (between 1000 and 1800 points) a merger related increase of over 100 points is thought to significantly increase concentration; and in a highly concentrated market (over 1800 points) an increase of over 100 points is presumed to likely create or enhance market power or facilitate its exercise.

VIII. MARKET DEFINITION AND CONCENTRATION

A. Relevant Product Markets

1. Enterprise Financial Applications Software

19. A relevant product market affected by this proposed acquisition is the market for enterprise financial applications software.

20. Enterprise financial applications software includes those software programs that perform computing functionality in the nature of general ledger, accounts receivable, accounts payable, asset management, financial reporting, regulatory compliance, and other similar tasks, for enterprise users.

21. Due to the need of enterprise financial applications software to execute specific computing tasks on a large-scale basis (“scalability”) with a high level of performance, and to offer functionality, implementation and support on a national or global basis, this market does not include companies that offer small and mid-tier financial software programs, databases, operating systems or other software. Thus, these excluded products are not a significant competitive constraint on enterprise financial applications software; a small but significant price increase for enterprise financial applications software would not cause a sufficient number of customers to switch to these excluded products so as to make the increase unprofitable.

1.  Enterprise Human Resources Software

22. Another relevant product market affected by this proposed acquisition is the market for enterprise human resources software.

23. Enterprise human resources software are those software programs that perform computing functionality in the nature of payroll, timekeeping, recruitment, performance evaluation, training or other similar tasks for enterprise users.

24. Due to the need of enterprise human resources software to execute computing tasks with scalability, with a high level of performance, and to offer functionality, implementation and support on a national or global basis, this market does not include companies that offer small and mid-tier human resources software programs, databases, operating systems or other software. Thus, these excluded products are not a significant competitive constraint on enterprise human resources software; a small but significant price increase for enterprise human resources software would not cause a sufficient number of customers to switch to these excluded products so as to make the increase unprofitable.

B. Geographic Market

25. The relevant geographic market in which to assess the effect to this proposed acquisition is: (a) the entire State of Connecticut, or, alternatively, (b) the United States of America, or alternatively (c) the international market.

C. Market Concentration

26. At present Oracle, PeopleSoft and one other company are the only meaningful participants in the relevant geographic market for enterprise financial applications software and enterprise human resources software. Thus, the proposed acquisition would reduce the number of effective competitors from three to two and create a duopoly in each of the relevant markets.

27. The relevant markets are highly concentrated by HHI measurements and would become significantly more so as a result of this proposed acquisition. If consummated, the acquisition will create or enhance market power and facilitate its exercise.

IX. ANTICOMPETITIVE EFFECTS OF PROPOSED ACQUISITION

28. The effect of the proposed acquisition will be substantially to lessen competition in the aforesaid lines of trade and commerce in the following ways, among others:

a. Existing competition and the potential for increased competition between Oracle and PeopleSoft in the relevant markets for the provision of the relevant products will be permanently eliminated;

b. Concentration in the relevant product markets in the State of Connecticut will be significantly increased;

c. Concentration in the relevant product markets in the United States of America will be significantly increased;

d. Concentration in the relevant product markets in the international market will be significantly increased, and

e. Competition in the relevant product markets will be substantially lessened.

29. In addition, because this merger would reduce the number of enterprise software competitors from three to two in the relevant markets, it would facilitate tacit coordination and substantially increase the likelihood of increased interdependent pricing between the merged entity and the remaining enterprise software provider.

30. The merger of Oracle and PeopleSoft, by increasing substantially the risk of coordinated behavior in the relevant enterprise software markets, would Likely lead to higher prices, less consumer choice and lower service quality, both for the merged firm and for the remaining enterprise software company interacting with the merged firm, than would exist absent the merger.

31. Entry or expansion on a widespread scale will not be timely, likely, or sufficient to undo the competitive harm that would likely result from the proposed merger.

32. Entry into the relevant markets by a new enterprise software provider would be extremely difficult, time-consuming, and expensive. The enterprise software industry serves enterprises through complex software that is often customized to serve a particular customer’s specific needs. Thus, costs and risks associated with switching providers can be extremely high. Moreover, enterprises often prefer to obtain their enterprise financial applications software, enterprise human resources software and other enterprise software such as customer management and supply chain management software, from a single software provider to maximize manageability, efficiency and interoperability, while minimising costs and administrative inconvenience. Thus, enterprises will be reluctant to switch to a smaller or midsize financial or human resources software provider with untested scalability, performance and international effectiveness and without the proven ability to offer a full range of enterprise software.

33. Oracle has publicly announced that it plans to discontinue or diminish the PeopleSoft lines of software. The proposed merger would, therefore, create substantial costs for the customers forced to switch from their presently installed PeopleSoft software. Indeed, the State, as a significant purchaser of PeopleSoft enterprise software, will stand to lose up to tens of millions of dollars if the proposed acquisition is allowed to proceed.

34. Unless Oracle’s proposed acquisition of PeopleSoft is enjoined, the State and its economy, agencies, political subdivisions, businesses, institutions and citizens will be injured.

X. FIRST CLAIM FOR RELIEF—CLAYTON ACT. SECTION 7

35. The plaintiff repeats and realleges each and every allegation contained in paragraphs 1-34 above, with the same force and effect as if here set forth in full.

36. Through the actions complained of herein, the defendant has violated Section 7 of the Clayton Act, 15 U.S.C. § 18.

XI. SECOND CLAIM FOR RELIEF—CONNECTICUT ANTITRUST ACT, SECTION 3

37. The plaintiff repeats and realleges each and every allegation contained in paragraphs 1-34 above, with the same force and effect as if here set forth in full.

38. Through the actions complained of herein, the defendants have violated Section 3 of the Connecticut Antitrust Act, Conn. Gen. Stat. § 35-26.

XII. REQUEST FOR RELIEF

WHEREFORE, the plaintiff, State of Connecticut, respectfully requests that this Court:

1. Adjudge and declare that Oracle’s proposed acquisition of PeopleSoft is in violation of Section 7 of the Clayton Act, 15 U.S.C. § 18, and Section 3 of the Connecticut Antitrust Act, Conn. Gen. Stat § 35-26.

2. Permanently enjoin Oracle from acquiring PeopleSoft.

3. Award to the plaintiff its costs of suit and appropriate attorneys’ fees.

4. Award to the plaintiff, State of Connecticut, such other and further relief as the Court may deem just and proper.

PLAINTIFF STATE OF CONNECTICUT RICHARD BLUMENTHAL ATTORNEY GENERAL STATE OF CONNECTICUT Federal Bar No. ct05294

By:	/s/ STEVEN M. RUTSTEIN
STEVEN M. RUTSTEIN Assistant Attorney General Department Head/Antitrust Department Federal Bar No. ct09086

By:	/s/ ROGER F. REYNOLDS
ROGER F. REYNOLDS Assistant Attorney General Antitrust Department Federal Bar No. ct18126 CLARE E. KINDALL Assistant Attorney General Federal Bar No. ct13688

55 Elm Street Hartford, CT 06106 Tel: (860) 808-5040 Fax: (860) 808-5033

Dated: August 4, 2003

CERTIFICATE OF SERVICE

I, Roger F. Reynolds, hereby certify that on August 4, 2003, I caused copies of the foregoing Amended Complaint to be served on Defendants, Oracle Corporation and Pepper Acquisition Corp., by facsimile and by mailing the document first-class, postage prepaid, to duly authorized legal representatives of those parties as follows:

Counsel for Defendants Oracle Corporation and Pepper Acquisition Corp.

William M. Rubenstein, Esq.

Eric D. Beal, Esq.

Axinn, Veltrop & Harkrider LLP

90 State House Square

11th Floor

Hartford, CT 06103

Tel. (860) 275-8100

Fax. (860) 275-8101

/s/ ROGER F. REYNOLDS
ROGER F. REYNOLDS Assistant Attorney General